UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023
Commission File Number: 001-33129

 ALLOT LTD.
(Translation of registrant’s name into English)

22 Hanagar Street
Neve Ne’eman Industrial Zone B
Hod-Hasharon 45240
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXPLANATORY NOTE

On September 27, 2023, Allot Ltd. (the “Company”) announced the appointment of David Reis as Chairman of the Board of Directors (the “Board”) and a Director of the Company.  Mr. Reis’s appointment as Chairman will take immediate effect.

Mr. Reis, [62], has also served as a director of Stratasys Ltd. (Nasdaq: SSYS) since June 2013. Since 2017, Mr. Reis serves as Chairman of Enercon Technologies Ltd., Tuttnauer Ltd and Highcon Ltd. He also served as a Director of Objet from 2003 until the closing of the Stratasys-Objet merger. Mr. Reis served as the Stratasys Chief Executive Officer from March 2009 until June 2016 (and, prior to the Stratasys-Objet merger, as Objet’s CEO). Previously, he served as Chief Executive Officer and President of NUR Macroprinters Ltd. (NURMF.PK), a wide format printer manufacturer that was acquired by HP, from February 2006 to March 2008. Prior to joining NUR, Mr. Reis served as the Chief Executive Officer and President of ImageID, an automatic identification and data capture solution provider, and of Scitex Vision (Nasdaq & TASE: SCIX), a developer and manufacturer of wide-format printers. Mr. Reis holds a B.A. in Economics and Management from the Technion-Israel Institute of Technology and an M.B.A. from the University of Denver. Reis is also a graduate of the Harvard Business School Advanced Management Program.

Concurrent with Mr. Reis’s appointment as Chairman, Yigal Jacoby notified the Company of his resignation as a director of the Company effective on December 31, 2023. Mr. Jacoby’s resignation is not the result of any disagreement with the Company or its management on any matter relating to its operations, policies, or practices. Mr. Jacoby is stepping down from his role as Chairman in order to focus on other opportunities.

On September 27, 2023, the Company issued a press release announcing the appointment of Mr. Reis and resignation of Mr. Jacoby.

A copy of the press release entitled “Allot Announces Appointment of David Reis as Chairman of the Board” is attached to this Form 6-K as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Allot Ltd.

By:	/s/ Ziv Leitman
Ziv Leitman
Chief Financial Officer

Date: September 27, 2023

EXHIBIT INDEX

The following exhibit has been filed as part of this Form 6-K:

Exhibit Number	Description

99.1	Allot Announces Appointment of David Reis as Chairman of the Board